

October 6, 2009

Via U.S. mail and facsimile

Mr. Ira J. Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747

> **Re:** **The Hain Celestial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008, as Amended October 28, 2008**
> **Schedule 14A filed February 18, 2009, as Amended March 2, 2009**
> **Response Letters Dated March 6, 2009, May 15, 2009, June 12, 2009**
> **and September 21, 2009**
> **File No. 0-22818**

Dear Mr. Lamel:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
       N. Gholson